Exhibit 1.1

For Immediate Release: Rotterdam, December 15, 2004

ISPAT SHAREHOLDERS APPROVE ACQUISITION OF LNM HOLDINGS TO FORM MITTAL STEEL COMPANY

Ispat International N.V. [NYSE and Euronext Amsterdam: IST] today announced that its shareholders approved the acquisition of LNM Holdings N.V. by Ispat International N.V. at an Extraordinary General Meeting of Shareholders held today in Rotterdam. The transaction is expected to close on December 17, 2004.

The combined company, which will be named Mittal Steel Company N.V. and will trade on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT,” will be one of the world’s largest steel companies, with pro forma revenues for the nine months ending September 30, 2004 of approximately $16 billion, steel shipments of 32 million tons, and 168,000 employees in 14 countries, across four continents.

At the Extraordinary Meeting, Ispat shareholders also approved the appointment of Ms. Vanisha Mittal Bhatia to the Board of Directors of Mittal Steel. All other proposals were also approved by a large majority of shareholders.

About Ispat International

Ispat International is the world’s eleventh largest steel producer with steel-making operations in six countries. Ispat International’s operating philosophy embraces both integrated mini-mill and blast furnace processes for steel making. Its steel shipments have increased from 1.5 million tons in 1992 to 15.2 million tons in 2003 and were 12.4 million tons for the first nine months of 2004. In 2003, Ispat International’s consolidated sales, operating income and net income were $5,441 million, $151 million and $66 million respectively. For the nine months ended September 30, 2004, Ispat International’s consolidated sales, operating income and net income were $6,320 million, $1,243 million and $887 million, respectively. Ispat International is currently listed on Euronext Amsterdam and the NYSE.

About LNM Holdings N.V.
LNM Holdings is one of the world’s largest steel producers, and operates steel-making and processing facilities in eight countries. LNM Holdings has in recent years significantly increased its production and shipments of steel products, primarily through the acquisition of additional steel producing assets. LNM Holdings shipped a total of 12.3 million tons of steel and steel products in 2003 and 19 million tons for the first nine months of 2004. The company has acquired several steelmaking businesses over the past three years, notably in Poland, the Czech Republic, Romania and South Africa. The company has an integrated business model with steelmaking facilities in six countries providing a diversified portfolio of flat and long products.

For further information, visit our web site: http://www.ispat.com, or call:

Ms. Nicola Davidson
General Manager, Communications
+44 20 7543 1172

Mr. T.N. Ramaswamy
Director, Finance
+44 20 7543 1174

Mr. Chuck Burgess
Ms. Gillian Angstadt
Abernathy MacGregor Group
+1 212-371-5999